UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Foundation Medicine, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

350456100
(CUSIP Number)

Discovery Group I, LLC
300 South Wacker Drive
Suite 600
Chicago, Illinois 60606
Telephone Number: (312) 265-9600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 350456100

1.	Names of Reporting Persons. Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,835,983

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,835,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,983

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 350456100

1.	Names of Reporting Persons. Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,835,983

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,835,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,983

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person (See Instructions) IA

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Foundation Medicine, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 150 Second Street, Cambridge, MA 02141.

Item 2.	Identity and Background

This statement is being jointly filed by the following persons (the “Reporting Persons”):

Discovery Equity Partners, L.P. (“Discovery Equity Partners”) is an Illinois limited partnership primarily engaged in the business of investing in securities.

Discovery Group I, LLC (“Discovery Group”) is a Delaware limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended, that is primarily engaged in the business of investing in securities on behalf of institutional clients.

The business address of each of the Reporting Persons is 300 South Wacker Drive, Suite 600, Chicago, Illinois 60606.

During the past five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The total purchase price for the 1,835,983 shares of Common Stock beneficially owned by the Reporting Persons as of January 29, 2017 was approximately $36,257,463. The source of such funds was the assets of Discovery Equity Partners and a private investment trust (collectively, the “Investors”) over which Discovery Group exercises discretionary investment management authority, including proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Investors with a broker on customary terms and conditions. The Investors are the legal owners of all of the Common Stock beneficially owned by Discovery Group.

Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the shares of Common Stock reported herein as part of their investment activities on behalf of the Investors.  The Reporting Persons acquired the shares of Common Stock reported herein because they believe that the trading prices of the Common Stock do not adequately reflect the potential value of the Company’s underlying business and assets.

The Reporting Persons intend to review and evaluate their investment in the Common Stock on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Company, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of their holdings of Common Stock.  As a part of such review and evaluation, the Reporting Persons may hold discussions with the Company’s management and directors, other shareholders and other interested parties.

Except as otherwise described in this Item 4, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto):  (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The information concerning percentages of ownership set forth below is based on 35,058,568 shares of Common Stock outstanding as of October 28, 2016 in the Company’s Amendment No. 1 to Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2016.

Discovery Equity Partners beneficially owns 1,835,983 shares of Common Stock as of January 29, 2017, which represents 5.2% of the outstanding Common Stock.

Discovery Group beneficially owns 1,835,983 shares of Common Stock as of January 29, 2017, which represents 5.2% of the outstanding Common Stock.

Discovery Group is the investment manager of each of the Investors. Discovery Group exercises ultimate voting and dispositive power of the securities held by the Investors. As a consequence, Discovery Group may be deemed to share beneficial ownership of all of the shares of Common Stock owned by both of the Investors, while Discovery Equity Partners shares beneficial ownership with Discovery Group of only the shares of Common Stock owned by it. Voting and disposition decisions at Discovery Group with respect to the investment of such securities are made by a five-person investment committee (the “Committee”) which makes such investment decisions by majority vote. No member of the Committee may act individually to vote or sell shares of Common Stock held by either of the Investors, nor does any such member have a veto right concerning the vote or sale of any such common stock. Accordingly, no individual member of the Committee is deemed to beneficially own, and each individual member of the Committee expressly disclaims beneficial ownership of, within the meaning of Rule 13d-3, any shares of Common Stock held by the Investors solely by virtue of the fact that he or she is a member of the Committee.

The transactions in Common Stock effected by the Reporting Persons during the past 60 days are set out in Exhibit 1 hereto.

No person other than the Investors is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Investors, the margin loan facilities referred to under Item 3 above, the Joint Filing Agreement of the Reporting Persons with respect to this Schedule 13D included as Exhibit 2 to this Schedule 13D, and the Power of Attorney granted by Daniel J. Donoghue with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Power of Attorney is included as Exhibit 3 to this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: List of transactions effected by the Reporting Persons in the Company’s Common Stock during the 60-day period preceding this filing.

Exhibit 2: Joint Filing Agreement dated as of January 30, 2017, by and between Discovery Equity Partners and Discovery Group.

Exhibit 3: Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2017
Date

DISCOVERY EQUITY PARTNERS, L.P.

By: Daniel J. Donoghue*
Signature

Daniel J. Donoghue, Manager
Name/Title

DISCOVERY GROUP I, LLC

By: Daniel J. Donoghue*
Signature

Daniel J. Donoghue, Manager
Name/Title

*By: /s/ Mark Buckley
Mark Buckley Attorney-in-Fact for Daniel J. Donoghue

Exhibit Index

Exhibit 1	List of transactions effected by the Reporting Persons in the Company’s Common Stock during the 60-day period preceding this filing.

Exhibit 2	Joint Filing Agreement dated as of January 30, 2017, by and between Discovery Equity Partners and Discovery Group.

Exhibit 3	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.